August 7, 2013

Via EDGAR Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief Legal

Gabriel Eckstein, Staff Attorney

Re:	MiX Telematics Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed July 22, 2013
File No. 333-189799

Dear Mr. Shuman and Mr. Eckstein

We are re-filing the below responses on behalf of MiX Telematics Limited (the “Company”) in response to the request by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company more narrowly tailor its confidential treatment requests pursuant to Rule 83 with respect to certain portions of this letter.

Certain portions of this letter have been omitted and submitted separately to the Staff. Confidential treatment has been requested pursuant to Rule 83 with respect to the omitted portions. Omitted information has been replaced in this letter with the notation [***]. A complete paper copy of this letter, including the redacted portions for which confidential treatment is requested, is being provided supplementally to the Staff.

Set forth below is the response on behalf of the Company to the comments of the Staff of the Commission contained in the letter dated July 25, 2013 (the “Comment Letter”) concerning the referenced Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form F-1 (the “Registration Statement”), which was filed with the Commission on July 22, 2013 . For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

Cover Page

1.	You state that the expected offering price will be between $14.00 and $16.00 for each ADS representing 25 ordinary shares. The price of one ordinary share is substantially higher than the price of one ordinary share as traded on the Johannesburg Stock Exchange. Please tell us how you arrived at the IPO price range, including the reason for the substantial premium.

As we state in the risk factor “The relative volatility and illiquidity of the South African securities markets may substantially limit your ability to sell the ordinary shares underlying the ADSs at the price and time you desire,” the South African securities market is substantially smaller and less liquid than major U.S. securities markets. At June 30, 2013, the total market capitalization on the Johannesburg Stock Exchange (the “JSE”) amounted to approximately R8,029 billion ($868 billion) and the majority of this market capitalization was represented by ten listed companies.

Currently, the market for our ordinary shares on the JSE is highly illiquid as evidenced by very low average trading volumes. Over the 30-trading day period ended July 24, 2013, the average daily trading volume of our ordinary shares was approximately R488,100 ($50,350) and the median daily trading volume of our ordinary shares was approximately R188,400 ($19,436). This compares to an average daily trading volume of approximately $8.8 million for the reference group of U.S. public company comparables we discuss below. As further evidence of this disparity in trading liquidity, the most thinly traded stock within our reference group of U.S. public company comparables traded nearly 70x the value of stock per trading day as did our ordinary shares over this 30-trading day period. Our U.S. public offering of ADSs will create a public market for our securities on a stock exchange that is characterized by significantly greater market depth and liquidity than the JSE.

In addition, ownership of our ordinary shares has historically been concentrated, further contributing to the lack of market depth in our ordinary shares. As stated in the prospectus, our executive officers, directors, current 5% or greater shareholders and entities affiliated with them beneficially owned (as determined in accordance with the rules of the SEC) approximately 65% of the ordinary shares outstanding at July 24, 2013. Certain of our existing shareholders will be selling shares in our public offering of ADSs, which will help to further diversify our shareholder base and reduce the concentration of our ownership.

As a result of the aforementioned factors, we do not believe that trading prices of our ordinary shares on the JSE provide a significant or reliable indication of the intrinsic value of our business. In consultation with our underwriters, we determined that an expected offering price of between $14.00 and $16.00 per ADS was appropriate based on the underwriters’ evaluation of a number of factors, including, but not limited to, our prospects and the history of and prospects for our industry, the general condition of the securities markets, and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. [***].

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

August 7, 2013

Summary, page 1

2.	Please add disclosure quantifying the percentage of voting power after the offering that will be held by existing 5% shareholders, executive officers, and directors as mentioned in the first risk factor on page 37 of your prospectus.

We have revised the disclosure as requested by the Staff. Please see page 9.

Exhibit 5.1

3.	Refer to paragraph 5.2 and prior comment 22. Please note that as to the shares that are already outstanding, such as those offered by selling shareholders, the opinion should state that the shares are legally issued, fully paid, and non-assessable. Please refer to section II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011) and file a revised opinion.

Werksmans Attorneys has revised its legal opinion as requested by the Staff. Please see exhibit 5.1 to the Registration Statement.

*     *     *     *     *

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form F-1, please feel free to call me (212-880-3817) or Carlos E. Méndez-Peñate (212-880-3894).

Sincerely,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:	Stefan Joselwitz, MiX Telematics Limited
Megan Pydigadu, MiX Telematics Limited
Howard Scott, MiX Telematics Limited
Laura Veator, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Corey Jennings, Office of International Corporate Finance
Barbara C. Jacobs, Assistant Director
Carlos E. Méndez-Peñate, Akerman Senterfitt LLP